Exhibit 99.1

Nano Dimension Announces 12.12% Ownership of Stratasys Ltd.

A Strategic Investment in an attractive Additively Manufacturing segment

Waltham, Massachusetts, July 18, 2022 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), an industry leader in Additively Manufactured Electronics (“AME”) and specialized Additive Manufacturing (“AM”), announced today that it owns 12.12% of the outstanding ordinary shares of Stratasys Ltd. (Nasdaq: SSYS).

With $521 million and $607 million of revenue in 2020 and 2021, respectively, Stratasys is a leader in the global shift to AM through smart and connected 3D printers, polymer materials, a software ecosystem and parts on demand. Stratasys serves customers worldwide by transforming product design, bringing agility to manufacturing and supply chains, and improving patient care.1

Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented: “The purpose of Nano Dimension in buying Stratasys shares is the formation of a strategic investment in a market-leader which is well established in a relatively seasoned market segment, while Nano Dimension’s disruptive technologies in AME and 3D metal printing supply its shareholders with value created by accelerated growth and expansion curves. Hence, an investor in Nano Dimension will gain from its value creation in “blue ocean” type AM sectors plus having strategic upside from investment in Stratasys, which enjoys a commanding presence in large, stable more mature, mostly polymer-based AM technologies. In contrast, Nano Dimension’s material development thrusts and business model strategy are centered around metals with electro-mechanical conductive parameters, metals with superior mechanical qualities, dielectric material, and printing of multi-dimensional-electronic devices and mechanical parts.

“Incidentally,” Mr. Stern concluded, “We may increase or decrease our investment in Stratasys, subject to market conditions and other economic factors, while keeping it under the framework and envelop which will evolve from the description above.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of an environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices – on-demand, anytime, anywhere.

The DragonFly® IV system and specialized materials serve cross-industry High-Performance-Electronic-Devices (Hi-PED®s) fabrication needs by simultaneously depositing proprietary conductive and dielectric substances while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs which are critical enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

[1]	Source: Stratasys press releases and public disclosures.

Nano Dimension also develops complementary production equipment for Hi-PEDs and printed circuit board (PCB) assembly (Puma, Fox, Tarantula, Spider, etc.). The core competitive edge for this technology is in its adaptive, highly flexible surface-mount technology (SMT) pick-and-place equipment, materials dispenser suitable for both high-speed dispensing and micro-dispensing, as well as an intelligent production material storage and logistics system.

Additionally, Nano Dimension is a leading developer and supplier of high-performance control electronics, software, and ink delivery system. It invents and delivers state-of-the-art 2D and 3D printing hardware and unique operating software. It focuses on high-value, precision-oriented applications such as specialized direct-to-container packaging, printed electronics functional fluids, and 3D printing, which is all controlled by the proprietary software system - Atlas.

Serving similar users of Hi-PEDs, Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semiconductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the benefit to the shareholders of Nano Dimension from the investment in Stratasys and the potential for Nano Dimension to increase or decrease its investment in Stratasys. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31st, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Julien Lederman, Director of Corporate Development | ir@nano-di.com